LunaDNA, LLC

4110 Campus Point Court

San Diego, California, 92121

May 13, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Matthew Derby
Ms. Jan Woo

Re: LunaDNA, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 1 Filed May 1, 2019 File No. 024-10903

Ladies and Gentlemen:

On behalf of LunaDNA, LLC, I hereby request qualification of the above-referenced Offering Statement at 4:00 p.m. Eastern Time Tuesday, May 14, 2019, or as soon thereafter as is practicable.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP, by calling John D. Tishler at (858) 720-8943.

Sincerely,

LunaDNA, LLC

By:	LunaPBC, Inc. Its Manager

By:	/s/ Robert Kain
Robert Kain
Chief Executive Officer